EXHIBIT 99.1

TOP Ships Inc. Announces New Financings

ATHENS, Greece, July 17, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products, announced today that it has concluded a Financing Agreement with a major Chinese Financier. The gross proceeds from the new financing amount to $25.6m and will be used mainly to refinance the facility of M/T Stena Weco Excellence with Nord LB. The tenor of the new facility is 10 years.

The company also announced that it intends to enter into 2 additional Financing Agreements with the same financier at similar terms, in order to exercise its purchase options for the M/Ts Stena Weco Energy and Stena Weco Evolution. These acquisitions are expected to be concluded during the fourth quarter of 2019.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very pleased to have concluded this financing with a very high quality financier and look forward to concluding the two additional financings. These new financings will lead to a lower cost of debt for the 3 vessels overall.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
TOP Ships Inc.
Tel: +30 210 812 8107
Email: info@topships.org